September 13, 2007

Mr. Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
2700 W. Sahara Avenue
Las Vegas, NV 89102

Re:

      Form 10-K for the fiscal year ended December 31, 2006
      File No. 001-32550

Dear Mr. Gibbons:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Donald Walker
                     Senior Assistant Chief Accountant